				UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                                          Commission File Number 0-9008
                                                                 ------
                          NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K      [ ] Form 11-K      [ ] Form 20-F
              [X] Form 10-Q      [ ] Form N-SAR

For Period Ended:  March 31, 1997
                   --------------

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR

    For the Transition Period Ended: ____________________________________


    ---------------------------------------------------------------------------
    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


    If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:----------------------------

-------------------------------------------------------------------------------

PART I
REGISTRANT INFORMATION

Full name of registrant:       Andrews Group Incoroporated
-------------------------------------------------------------------------------
Former name if applicable:

-------------------------------------------------------------------------------

Address of principal executive office (Street and number):
                          35 East 62nd Street
-------------------------------------------------------------------------------
City, State and Zip Code
                           New York, NY 10021
-------------------------------------------------------------------------------


PART II -- RULE 12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    As a result of recent developments in the bankruptcy proceedings of Marvel Entertainment Group Inc., Marvel Holdings Inc., Marvel (Parent) Holdings Inc., and Marvel III Holdings Inc. and the significant litigation that has arisen therefrom, the Registrant has been unable to complete its quarterly report on Form 10-Q for the quarterly period ended March 31, 1997 without unreasonable effort and expense. The Registrant is in the process of completing its quarterly report on Form 10-Q and expects to file the same within the prescribed extension period.



PART IV -- OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification


              Laurence Winoker              212             527-6310
-------------------------------------------------------------------------------
              (Name)                    (Area code)     (Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                     [X]  Yes     [ ]  No


-------------------------------------------------------------------------------

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	                             [X]  Yes     [ ]  No

        It is estimated that the net income for the quarterly period ended March 31, 1997 will be approximately $1,195 million, reflecting after-tax gains of approximately $782 million on the elimination of the Company's negative investment in Marvel (Parent) Holdings Inc. and subsidiaries and approximately $478 million on the disposal of the Company's broadcasting business.



Andrews Group Incorporated
-------------------------------------------------------------------------------
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  May 16, 1997       By   /s/ Laurence Winoker
    --------------            ---------------------------------
                                  Laurence Winoker
                                  Vice President and Controller



                                      2